AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2001
                                                   REGISTRATION NO. ____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                           RAMSAY YOUTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                          63-0857352
   (State or Other Jurisdiction                             (I.R.S. Employer
of Incorporation or Organization)                          Identification No.)

                                                     LUIS E. LAMELA
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER
       COLUMBUS CENTER                         RAMSAY YOUTH SERVICES, INC.
 ONE ALHAMBRA PLAZA, SUITE 750                       COLUMBUS CENTER
  CORAL GABLES, FLORIDA 33134                  ONE ALHAMBRA PLAZA, SUITE 750
       (305) 569-6993                           CORAL GABLES, FLORIDA 33134
                                                      (305) 569-6993

   (Address, Including Zip Code, and            (Name, Address, Including
 Telephone Number, Including Area Code,       Zip Code, and Telephone Number,
     of Registrant's Principal                 Including Area Code, of Agent
        Executive Offices)                              for Service)

                                -----------------
                          COPIES OF COMMUNICATIONS TO:

                             REBECCA R. ORAND, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                            TELEPHONE: (305) 579-0500
                            FACSIMILE: (305) 579-0717

                               ------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                               -------------------

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                         PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                                         AMOUNT TO BE     AGGREGATE PRICE      AGGREGATE          AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       REGISTERED       PER UNIT (1)     OFFERING PRICE(1) REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01..............                769,597             $2.73           $2,101,000          $525.25
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low sales prices for the Common Stock reported by the Nasdaq SmallCap Market on September 26, 2001.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

  Information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED OCTOBER 3, 2001

PROSPECTUS

                           RAMSAY YOUTH SERVICES, INC.

                         769,597 SHARES OF COMMON STOCK

                                 ---------------

         The selling stockholders are offering to sell for their own account up to 769,597 shares of our common stock under this prospectus. One selling stockholder acquired its shares of our common stock upon conversion of a warrant. The other selling stockholder may receive shares of our common stock if it exercises the warrant to purchase our common stock.

         Our common stock trades on the Nasdaq SmallCap Market under the symbol "RYOU." On September 24, 2001, the closing sale price of our common stock on the Nasdaq SmallCap Market was $2.77 per share.

         The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

                                 ---------------

   YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS
              PROSPECTUS BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                 ---------------

                  The date of this prospectus is _______, 2001.

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

Summary Description of Our Business.........................................4

Risk Factors................................................................5

Special Note Concerning Forward-Looking Statements..........................7

Use of Proceeds.............................................................7

Selling Stockholders........................................................7

Plan of Distribution........................................................8

Legal Matters..............................................................10

Experts....................................................................10

Where You Can Find More Information........................................10

Incorporation of Certain Documents by Reference............................10

                       SUMMARY DESCRIPTION OF OUR BUSINESS

         This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus and the documents we have referred you to in "Incorporation of Certain Documents by Reference" on page 10 for information about us and our financial statements.

         Ramsay Youth Services, Inc. is a provider and manager of mental health and behavioral health programs and services in residential and non-residential settings. We offer our programs and services in Alabama, Florida, Hawaii, Missouri, Michigan, Nevada, North Carolina, South Carolina, Texas, Utah and the Commonwealth of Puerto Rico.

         Our residential programs provide a safe, secure and highly structured environment for the evaluation and development of long-term intensive treatment services. The programs focus on a cognitive behavioral model with family, group and individual counseling, social and life skills development, and educational and recreational programs. The primary focus of these services is to reshape antisocial behaviors by stressing responsibility and achievement of performance and treatment goals.

         The non-residential programs are designed to meet the special needs of individuals requiring a less structured environment than the residential setting, but providing the necessary level of treatment, support and assistance to transition back into society. The primary focus of these programs is to provide individuals with a clinically definable emotional, psychiatric or dependency disorder, with therapeutic and intensive treatment services. Individuals assisted through this program have either transitioned out of a residential treatment program, or do not require the intensive services of a residential treatment program.

         The primary objective of our programs and services is to provide the optimal opportunity for rehabilitation and integration of our patients into their communities as responsible individuals and productive citizens.

         Our executive offices are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134 and our telephone number is (305) 569-6993.

                                  RISK FACTORS

         In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following factors before purchasing any of the common stock offered under this prospectus.

DELAYS IN OR INABILITY TO COLLECT OUR ACCOUNTS RECEIVABLES FROM OUR CONTRACTS IN PUERTO RICO CAN HARM OUR EARNINGS.

         We carry accounts receivable at the amount we deem to be collectible. Accordingly, we provide allowances for accounts we deem to be uncollectible based on our best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectible could differ from those estimated.

         We have experienced delays in the collection of receivables from our contracts in Puerto Rico. As of June 30, 2001 we had approximately $4.7 million in outstanding receivables due from our contracts in Puerto Rico, of which $1.4 million was over 120 days past due. As of August 31, 2001, we had collected approximately $2.7 million of the June 30, 2001 outstanding receivable balance and had established reserves of $.8 million against the remaining balance. We are in active discussions with the Government of Puerto Rico with respect to the payment of the outstanding receivables. We believe that we have fully performed our obligations under the Puerto Rico contracts and are entitled to receive payment of these receivables in full. If we were to record additional reserves, it would negatively affect earnings in the period in which the reserves are recorded.

STATUTORY AND REGULATORY CHANGES AND REIMBURSEMENT ARRANGEMENTS MAY HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Certain of our facilities are reimbursed for various behavioral healthcare services on a per diem, per-diagnosis basis. Accordingly, we may be reimbursed for services at rates less than billed charges. To the extent that the patients covered by such arrangements require more frequent or extensive care than is anticipated, our operating margins may be reduced and, in certain cases, the revenue derived from such arrangements may be insufficient to cover the costs of the services provided. In either event, our business, prospects, financial condition and results of operations may be harmed.

         We render certain services on a fee-for-service basis and typically bill various payors, such as governmental programs (e.g. Medicare and Medicaid) and private insurance plans for services. The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels. Also, there can be no assurance that payments under governmental programs or from other payors will remain at present levels.

         We record amounts due to or from third-party reimbursement sources based on our best estimates of amounts to be ultimately received or paid under cost reports filed with appropriate intermediaries. The final determination of amounts earned under reimbursement programs is subject to review and audit by these intermediaries. Differences between amounts recorded as estimated settlements and the audited amounts are reflected as adjustments to our revenues in the period in which the final determination is made.

         We also provide services to individuals without insurance and accept assignments of individuals' third party benefits without requiring collateral. Our exposure to losses on receivables due from these individuals is principally dependent on each individual's financial condition. If material losses exceed such allowances, our financial condition and results of operations may be harmed.

WE HAVE SUBSTANTIAL DEBT THAT WE MIGHT NOT BE ABLE TO SERVICE.

         Our total indebtedness accounted for approximately 57.4% of our total capitalization as of June 30, 2001. We believe we will be able to service our debt, but cannot guarantee that we will be able to do so. The degree to which we are leveraged could affect our ability to service our indebtedness, make capital expenditures, respond to market conditions, take advantage of certain business opportunities or obtain additional financing. If there are unexpected declines in our future business, or in our ability to obtain additional financing on terms acceptable to us, if required, our ability to meet our debt service obligations or fund acquisitions could be impaired and therefore could harm our business and future prospects.

THE MAJORITY SHAREHOLDER HAS THE ABILITY TO CONTROL MOST CORPORATE ACTIONS, INCLUDING ELECTION OF DIRECTORS.

         As of June 30, 2001, Paul Ramsay, our Chairman of the Board, and entities affiliated with Mr. Ramsay, owned approximately 59% of our outstanding common stock. Based on Mr. Ramsay's stock ownership, and the stock ownership of his affiliates, Mr. Ramsay has the ability to control most corporate actions requiring shareholder approval, including the election of directors.

FEDERAL AND STATE REGULATION OF THE PRIVACY, SECURITY AND TRANSMISSION OF HEALTH INFORMATION COULD RESTRICT OUR OPERATIONS, IMPEDE THE IMPLEMENTATION OF OUR BUSINESS STRATEGIES OR CAUSE US TO INCUR SIGNIFICANT COSTS.

        The privacy, security and transmission of health information is subject to federal and state laws and regulations, including The Health Care Insurance Portability and Accountability Act (HIPAA). Some of our operations will be subject to HIPAA and its regulations. Because HIPAA's privacy regulations do not supercede state laws that are more stringent, we will have to comply both with the federal privacy regulations under HIPAA and with any state privacy laws that are more stringent than HIPAA. Our operations that are subject to HIPAA must be in compliance with HIPAA's regulations by April 2003. Another set of regulations issued under HIPAA establish uniform standards relating to data reporting, formatting, and coding that covered entities must use when conducting certain transactions involving health information. The compliance date for these regulations is October 2002. A third set of regulations, which have not yet been finalized, will establish minimum security requirements to protect health information. The HIPAA regulations could result in significant financial obligations for us and will pose increased regulatory risk. The privacy regulations could limit our use and disclosure of patient health information and could impede the implementation of some of our business strategies. At this time, we are unable to determine the full impact of the HIPAA regulations on our business and our business strategies or the total cost of complying with the regulations, but the impact and the cost could be significant. Many states have enacted, or indicated an intention to enact, privacy laws similar to HIPAA. These state laws could also restrict our operations, impede the implementation of our business strategies or cause us to incur significant compliance costs. In addition, failure to comply with federal or state privacy laws and regulations could subject us to civil or criminal penalties.

IF THE LOW TRADING VOLUME OF OUR COMMON STOCK CONTINUES, PURCHASERS OF OUR COMMON STOCK MAY BE UNABLE TO SELL THEIR SHARES AT THE TIME OR PRICE DESIRED.

         The trading volume for our common stock, as reported on The Nasdaq SmallCap Market, averaged approximately 37,000 shares per week during the three month period ended August 31, 2001. As a result, purchasers of our common stock may be unable to sell the common stock at the time or at the price desired. While we are not aware of any shareholders that are currently having difficulty selling their shares due to low trading volume, the trading volume of the common stock is lower than many other similarly situated companies listed on the Nasdaq SmallCap Market.

OUR SHAREHOLDERS' RIGHTS PLAN MAY DISCOURAGE A THIRD-PARTY FROM MAKING AN ACQUISITION PROPOSAL OR OTHER TENDER OFFERS FOR THE SHARES OF OUR COMMON STOCK.

         The Company's Board of Directors adopted a Stockholder Rights Plan, under which the Company distributed a dividend of one common share purchase price right for each outstanding share of the Company's Common Stock (calculated as if all outstanding shares of Series C Preferred Stock were converted into shares of Common Stock). Each right becomes exercisable upon the occurrence of certain events for a number of shares of the Company's Common Stock having a market price totaling $72 (subject to certain anti-dilution adjustments which may occur in the future). The rights currently are not exercisable and will not be exercisable only if a new person acquires 20% or more (30% or more in the case of certain persons, including investment companies and investment advisors) of the Company's Common Stock or announces a tender offer resulting in ownership of 20% or more of the Company's Common Stock. The rights, which expire on August 14, 2005, are redeemable in whole or in part at the Company's option at any time before a 20% or greater position has been acquired, for a price of $.03 per right. These rights may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock, which may be attractive to shareholders, or deter purchases of large blocks of common stock, thereby limiting the opportunity for shareholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

               SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

         This prospectus contains, or incorporates by reference, statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

         - accelerating changes occurring in the behavioral healthcare industry, including competition from consolidating and integrated provider systems and limitations on reimbursement rates;

         - federal and state governmental budgetary constraints which could have the effect of limiting the amount of funds available to support governmental programs;

         - statutory, regulatory and administrative changes or interpretations of existing statutory and regulatory provisions affecting the conduct of our business and affecting current and prior reimbursement for our services;

         - uncertainties regarding issues in the Puerto Rico market serviced by us; and

         - other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "intend" and other similar words that signify forward-looking statements.

         These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

         - delays or inability to collect accounts receivables from our operations in Puerto Rico;

         - more frequent visits or extensive care than anticipated by patients covered by reimbursement arrangements;

         -        statutory and regulatory changes; and

         -        our ability to finance future growth opportunities.

         For a discussion of some of these factors as well as additional factors, see "Risk Factors" beginning on page 5.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders hereunder. Expenses incurred by us in connection with this offering are estimated to be approximately $38,500.

                              SELLING STOCKHOLDERS

         The following table provides information regarding the ownership of our common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their shares. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares. ING Capital acquired its 294,597 shares directly from us in connection with the exercise of a warrant dated June 19, 2000. Pursuant to the terms of a Warrant Agreement dated January 25, 2000, SunTrust, Inc. may acquire up to 475,000 shares of our common stock at $1.50 per share prior to January 25, 2010.

         Neither of the selling stockholders have had any position, office or other material relationship with us within the past three years. In connection with the issuance of the warrants, we entered into a registration rights agreement, pursuant to which we agreed in certain circumstances to file the registration statement of which this prospectus forms a part and to pay substantially all of the expenses incident to the registration of the shares of our common stock, including all costs incident to the offering and sale of the shares by the selling stockholders to the public other than any selling commissions or underwriting discounts. We have agreed to keep the registration statement of which this prospectus is a part, effective for one hundred and eighty days or until such time as all of the shares owned by the selling shareholders have been sold, whichever is earlier. As of September 24, 2001 there were 9,445,449 shares of our common stock outstanding. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                                                                             NUMBER OF
                                                   OWNERSHIP PRIOR             SHARES           OWNERSHIP AFTER
                                                   TO THE OFFERING           OFFERED(1)          THE OFFERING
                                              -------------------------      ----------      ---------------------
NAME                                            SHARES       PERCENTAGE                      SHARES     PERCENTAGE
                                                ------       ----------                      ------     ----------
ING (U.S.) Capital, LLC.................       294,597                          294,597        0            0%*
SunTrust, Inc...........................       475,000(2)                       475,000        0            0%*

-------------------------

*    Represents ownership of less than 1%.

(1) The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)  Assumes conversion of the warrant to purchase shares of common stock.

                              PLAN OF DISTRIBUTION

GENERAL

         We are registering the shares on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes the pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

         Sales of shares of common stock by the selling stockholders may involve any of the following:

         - block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

         - ordinary brokerage transactions and transactions in which a broker solicits purchasers, or

         -        privately negotiated transactions.

         In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.

         The selling stockholders may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary).

         Agents, broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any agents, broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders might be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         All costs, expenses and fees in connection with the registration of the shares will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

         We have advised the selling stockholders that they will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including the anti-manipulative provisions of Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by them.

         In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         Upon us being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon us being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the common stock offered under this prospectus will be passed upon for Ramsay Youth Services, Inc. by Greenberg Traurig, P.A., Miami, Florida.


                                     EXPERTS

         The audited consolidated balance sheets of Ramsay Youth Services, Inc. and Subsidiaries as of December 31, 1999 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended incorporated by reference in this prospectus and in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein and have been so incorporated by reference, in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements of operations, redeemable preferred stock and stockholder's equity and cash flows for the six months ended December 31, 1998 and for the year ended June 30, 1998, prior to the transaction with Ramsay Hospital Corporation of Louisiana, Inc., included in our Annual report on form 10-K for the year ended December 31, 2000, (which statements are not presented separately therein) as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C., 20006.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

         - we can disclose important information to you by referring you to those documents;

         - the information incorporated by reference is considered to be part of this prospectus; and

         - later information that we file with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below:

         (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         (2) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

         (3) our definitive Proxy Statement, dated April 23, 2001, filed in connection with our 2001 Annual Meeting of Stockholders; and

         (4) the description of our common stock filed as part of our Registration Statement on Form 8-A (No. 34-13849), filed September 5, 1985.

         All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                           Ramsay Youth Services, Inc.
                                 Columbus Center
                               One Alhambra Plaza,
                                    Suite 750
                           Coral Gables, Florida 33134
                          Attention: Marcio C. Cabrera
                                 (305) 569-6993

--------------------------------------------------------------------------------


______________, 2001

                           RAMSAY YOUTH SERVICES, INC.



                         769,597 SHARES OF COMMON STOCK





                     -------------------------------------
                               P R O S P E C T U S
                     -------------------------------------












--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the deliver of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.
--------------------------------------------------------------------------------

                                     PART II

ITEM 11. MATERIAL CHANGES

Segment Information

         The Company is a provider and manager of mental health and behavioral health programs and services in residential and non-residential settings in ten states and the Commonwealth of Puerto Rico. During the quarter ended June 30, 2001, the Company refined its segment definitions from those established as of December 31, 2000 to more appropriately reflect its business operations and management responsibilities. The primary change from the segment information presented as of December 31, 2000 consists of a change in the names of the segments and the classification of certain items within these segments.

                                         Year Ended                        Six Months Ended              Year Ended
                                        December 31,                         December 31,                 June 30,
                               ------------------------------        ----------------------------       ------------
                                   2000               1999              1998             1997               1998
                               ------------       -----------        -----------      -----------       ------------
Segment revenues
  Management Contracts         $ 20,411,000       $ 5,028,000        $ 1,590,000      $        --       $    371,000
  Owned/Leased facilities        87,949,000        76,397,000         28,076,000       24,065,000         60,384,000
                               ------------       -----------        -----------      -----------       ------------
Total segment revenues          108,360,000        81,425,000         29,666,000       24,065,000         60,755,000

Reconciling items
  Divested Assets                        --                --         18,780,000       53,488,000         94,456,000
  Corporate revenues                     --            49,000           (554,000)         (11,000)                --
                               ------------       -----------        -----------      -----------       ------------
Total consolidated revenues    $108,360,000       $81,474,000        $47,892,000      $77,542,000       $155,211,000
                               ============       ===========        ===========      ===========       ============

Segment depreciation and
  amortization
  Management Contracts         $     65,000       $    14,000        $     2,000      $        --       $         --
  Owned/Leased facilities         1,819,000         1,846,000            980,000        1,062,000          1,880,000
                               ------------       -----------        -----------      -----------       ------------
Total segment depreciation
  and amortization                1,884,000         1,860,000            982,000        1,062,000          1,880,000

Reconciling items
  Divested Assets                        --                --            225,000        1,254,000          2,171,000
  Corporate depreciation
    and amortization                485,000           506,000            420,000          965,000          1,663,000
                               ------------       -----------        -----------      -----------       ------------
Total consolidated
  depreciation and
  amortization                 $ 2,369,000        $ 2,366,000        $ 1,627,000      $3,281,000        $  5,714,000
                               ============       ===========        ===========      ===========       ============

Segment profit
  Management Contracts         $  1,697,000       $   183,000        $   399,000      $        --       $    (37,000)
  Owned/Leased facilities         8,378,000         8,325,000          2,052,000        3,559,000          6,168,000
                               ------------       -----------        -----------      -----------       ------------
Total segment profit             10,075,000         8,508,000          2,451,000        3,559,000          6,131,000

Reconciling items
  Divested Assets                        --                --          1,648,000        4,920,000          5,597,000
  Corporate expenses             (3,564,000)       (5,603,000)        (5,166,000)      (4,727,000)       (15,875,000)
  Restructuring charges                  --                --                 --               --         (2,349,000)
  Asset impairment charges               --                --                 --               --        (18,316,000)
  Investment income and
    other                           127,000         1,548,000          8,059,000          197,000            256,000
  Gain on sale of assets                 --                --          2,039,000               --                 --
  Interest and other
    financing charges            (2,833,000)       (1,268,000)        (1,655,000)      (2,791,000)        (7,230,000)
  Losses related to asset
    sales and closed
    businesses                     (705,000)               --           (947,000)              --        (12,483,000)
                               ------------       -----------        -----------      -----------       ------------
Total consolidated income
  before income taxes          $  3,100,000       $ 3,185,000        $ 6,429,000      $ 1,158,000       $(44,269,000)
                               ============       ===========        ===========      ===========       ============

Capital expenditures
  Management Contracts         $    330,000       $   880,000        $        --      $        --       $     22,000
  Owned/Leased facilities         2,147,000           926,000            832,000        2,063,000          6,269,000
                               ------------       -----------        -----------      -----------       ------------
Total segment capital
  expenditures                    2,477,000         1,806,000            832,000        2,063,000          6,291,000

Reconciling items
  Divested Assets                        --                --              7,000               --            734,000
  Corporate assets                   26,000            58,000             56,000          697,000            752,000
                               ------------       -----------        -----------      -----------       ------------
Total consolidated capital
  expenditures                 $  2,503,000       $ 1,864,000        $   895,000      $ 2,760,000       $  7,777,000
                               ============       ===========        ===========      ===========       ============

Segment assets
  Management Contracts         $  6,260,000       $ 3,015,000
  Owned/Leased facilities        60,193,000        49,908,000
                               ------------       -----------
Total segment profit             66,453,000        52,923,000

Reconciling items
  Corporate assets                3,145,000         3,703,000
                               ------------       -----------
Total consolidated assets      $ 69,598,000       $56,626,000
                               ============       ===========

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee.............         $    525
Legal Fees and Expenses.........................................         $ 10,000
Accounting Fees and Expenses....................................         $ 20,000
Printing and Engraving Expenses.................................         $  3,000
Miscellaneous...................................................         $  5,000
                                                                         --------
    Total.......................................................         $ 38,525
                                                                         ========

         All amounts except the Securities and Exchange Commission registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Certificate of Incorporation, as amended, includes provisions to eliminate the personal liability of the Company's directors to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). Under current law, such exculpation generally extends to breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct, (iii) those instances where an improper personal benefit was received and (iv) the declaration of dividends in violation of applicable law.

         Our By-Laws provide that Ramsay Youth Services, Inc. ("Ramsay") shall indemnify any person who is or is threatened to be made a party to any action or proceeding by reason of his or her being or having been a director or officer of Ramsay to the fullest extent permitted by DGCL.

         It is the position of the Commission that insofar as indemnification for liabilities arising under the Securities Act may be permitted for any director or officer of Ramsay pursuant to the foregoing provisions as a means of indemnifying any of them against such liabilities, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Ramsay or is or was serving at our request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Ramsay, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 16.  EXHIBITS

       EXHIBIT
       NUMBER     DESCRIPTION
       ------     -----------

          4.1 Warrant agreement dated January 25, 2000 by and among the Company and SunTrust Banks, Inc.

          5.1     Legal Opinion of Greenberg, Traurig, P.A.

         10.1     Subordinated Note and Warrant Purchase Agreement dated as of
                  January 25, 2000 by and among the Company, the subsidiaries of the Company as Guarantors and SunTrust Banks, Inc. as the Purchaser (incorporated by reference to Exhibit 10.141 to the Company's Annual Report on Form 10-K for the year ended
                  December 31, 1999)

       EXHIBIT
       NUMBER     DESCRIPTION
       ------     -----------

         10.2     Amended and Restated Subordinated Note and Warrant Purchase
                  Agreement dated as of June 19, 2000 by and among the Company, the subsidiaries of the Company as Guarantors and SunTrust
                  Banks, Inc. and ING (U.S.) Capital, LLC as Purchasers
                  (incorporated by reference to Exhibit 10.145 to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2000)

         10.3     Amended and Restated Registration Rights Agreement, dated June
                  19, 2000 by and between Ramsay Youth Services, Inc., SunTrust
                  Banks, Inc. and ING (U.S.) Capital, LLC

         23.1     Consent of Deloitte & Touche LLP

         23.2     Consent of Ernst & Young LLP.

         23.5 Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1).

         24.1     Powers of Attorney (included on signature pages).


ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

             (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) to include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                           provided, however, that paragraphs (a)(1)(i) and
                  (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
                  Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof, and

             (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the

Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been, settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Ramsay Youth Services, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Miami, State of Florida, on the 27th day of September, 2001.


                                    RAMSAY YOUTH SERVICES, INC.



                                    By: /s/ MARCIO C. CABRERA
                                        ----------------------------------------
                                        Marcio C. Cabrera
                                        Executive Vice President and Chief
                                        Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luis E. Lamela and Marcio C. Cabrera his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                          TITLE                          DATE
                     ---------                                          -----                          ----
                /s/ PAUL J. RAMSAY                        Chairman of the Board and             September 28, 2001
---------------------------------------------------         Director
                   Paul J. Ramsay

                /s/ LUIS E. LAMELA                        President, Chief Executive            September 28, 2001
---------------------------------------------------         Officer and Director
                   Luis E. Lamela

               /s/ MARCIO C. CABRERA                      Executive Vice President and          September 28, 2001
---------------------------------------------------         Chief Financial Officer
                 Marcio C. Cabrera

               /s/ AARON J BEAM, JR.                      Director                              September 28, 2001
---------------------------------------------------
                 Aaron J. Beam, Jr.


               /s/ PETER J. EVANS                         Director                              September 28, 2001
---------------------------------------------------
                   Peter J. Evans


               /s/ THOMAS M. HAYTHE                       Director                              September 28, 2001
---------------------------------------------------
                  Thomas M. Haythe




               /s/ STEVEN J. SHULMAN                      Director                              September 28, 2001
---------------------------------------------------
                 Steven J. Shulman



               /s/ MICHAEL S. SIDDLE                      Director                              September 28, 2001
---------------------------------------------------
                 Michael S. Siddle


                                INDEX TO EXHIBITS

      EXHIBIT     DESCRIPTION
      -------     -----------

         4.1 Warrant agreement dated January 25, 2000 by and among the Company and SunTrust Banks, Inc.

         5.1      Opinion of Greenberg Traurig, P.A.

         10.3     Amended and Restated Registration Rights Agreement, dated June
                  19, 2000 by and between Ramsay Youth Services, Inc., SunTrust
                  Banks, Inc. and ING (U.S.) Capital, LLC

         23.1     Consent of Deloitte & Touche LLP

         23.2     Consent of Ernst & Young LLP.